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02015535

02 MAR -1 AM 8:52

FILE NO. 82-4740

February 28, 2002

SUPPL

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of January 30, 2002.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Dmitri Kovalenko /KEKI

Dmitri Kovalenko

Enclosure

cc: L. Leliavskaia
The Bank of New York

A. Litvinov
JSC Electrosvyaz (Rostov Region)

File No. 82-4740

**Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business**

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *January 30, 2002*
Code of the fact (event, action): *0200191A30012002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.5414% of the charter capital
after the changes: 2.5466% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: January 30, 2002.

Deputy General Director /s/ G.K. Borisova
[Seal]